Exhibit (e)(14)

EMPLOYMENT CONTRACT

between

Mr. Uwe Ludwig, Date of Birth

March 24, 1964

- hereinafter “Managing Director” -

and

cards & more GmbH, Bahnstr. 29-31, 40878

Ratingen

- hereinafter “Company” -

1.	Commencement and Term of Employment

1.1	This Agreement shall become effective as of the “Closing Date” as such term is defined in the Share Purchase Agreement among - inter alia -the Managing Director as Seller and Drexler Technology Corporation (“DTC”), as Buyer dated March 31, 2004 and shall be entered into for an initial period of five years. If the Agreement is not terminated by giving six months’ notice to the end of the five-year period, it shall extend indefinitely and be terminated in accordance with the provisions set out below.

1.2	Other than for good cause as defined in Section 1.5 below, this Agreement shall not be terminated and the Managing Director’s appointment shall not be revoked by the Company during the initial five-year-term; provided, however, that the generality of the foregoing notwithstanding, the Company may terminate this Agreement before or after the expiration of the initial five-year term if the Business Unit fails to maintain operating income according to schedule 4.2. “Preliminary Business Plan Limits and Targets PERFORMANCE STANDARDS”:

1.3	This Agreement replaces any existing employment contract and all other previous agreements between the parties hereto. All of the aforesaid agreements are hereby expressly terminated.

1.4	After the initial five-year-term, this Agreement may be terminated by either party by giving six months’ written notice to the end of any calendar month.

1.5	Nothing set forth in this Agreement or otherwise shall affect or limit the right of either party to terminate this Agreement extraordinarily (without notice) for good cause. A good cause shall include, e.g., without limitation, acts of gross negligence, fraud, moral turpitude, breach of this Agreement, and/or other professionally unacceptable actions by the Managing Director.

1.6	Each notice of termination shall be valid only if given in writing.

1.7	After the initial five-year-term expires, the appointment as Managing Director may be revoked at any time by means of a resolution taken by the shareholders (removal). Such removal shall simultaneously be deemed an ordinary termination of this Agreement as of the next possible date.

1.8	If the dismissal is made for good cause, this shall simultaneously be deemed an extraordinary termination (without notice) hereof.

1.9	In the event of a termination, the Company will have the right to release the Managing Director from his/her duty to work with immediate effect while taking into consideration any outstanding vacation entitlements and with continued payment of his/her compensation excluding Section 4.2 annual bonus and Section 4.3 individual commission, until expiration of the notice period; provided however, that vesting under the Section 4.1 stock option shall cease upon the giving of notice of termination.

1.10	This Agreement shall automatically terminate if the Managing Director has been incapable of working for twelve months.

2.	Duties

2.1	The Managing Director shall manage the affairs of the Company in accordance and in compliance with applicable law, the Articles of Association of the Company, the policies and rules of procedure of the Company regarding the management, the operational guidelines, shareholders’ resolutions, and this Agreement. The Managing Director shall comply with the instructions given by the shareholders. The Managing Director, in cooperation with the other Managing Directors responsible for the Business Unit, shall, coincident with and as a part of DTC’s development of its annual operating plan and budget, deliver in draft a proposed Business Plan for the Business Unit subject to DTC’s reasonable modification and approval. The initial such Business Plan for fiscal 2005 is attached hereto a l incorporated herein at Schedule 3.4; as shall each annual revision thereof.

2.2	The Company may appoint further managing directors. The Managing Director has the obligation to co-operate with any other managing directors in a loyal and supportive manner. The powers of representation of each managing director will be determined by the shareholders.

2.3	By resolution of the shareholders the Managing Director may be released from the restrictions as set forth in Section 181 of the German Civil Code (BGB). Any such release given may be revoked at any time. The Managing Director agrees to immediately effect any necessary entries in the commercial register.

3.	Transactions Requiring Approval

3.1	The power to manage the affairs of the Company includes any and all actions and measures within the framework of the Company’s ordinary course of business.

3.2	With respect to any transactions which go beyond the Company’s ordinary course of business, the Managing Director shall obtain the prior express approval from the shareholders.

3.3	This applies particularly to those transactions which the Company’s Articles of Association, the policies and rules of procedure, any resolution of the shareholders or the operational guidelines define as requiring approval.

3.4	Notwithstanding the foregoing, the following transactions shall in any case require the prior express approval of the shareholders:

a)	Establishment and termination of branches of the Company;

b)	Takeover or abandonment of the management or direction of other enterprises as well as the conclusion, termination or amendment of inter-company agreements within the meaning of Sections 291,292 AktG (Stock Corporation Act), as well as legal transactions with affiliated companies and the exercise of shareholder rights in affiliated companies;

c)	formation, acquisition, disposal or encumbrance of any entities, shareholdings in any entities, businesses, partial businesses or material parts of businesses;

d)	Acquisition, disposal or encumbrance of real property and equivalent rights as well as the conclusion, amendment and termination of lease and rental contracts on real property and premises;

e)	Operating expenses exceeding EUR 10.000 in the individual case as well as the conclusion, amendment and termination of recurring obligations providing for a monthly burden of the Company of more than EUR 25.000 or an annual burden of more than EUR 50.000 or for a fixed duration of more than one year. Where urgent operational reasons make it necessary, raw materials and merchandise up to a value of EUR 50,000 may be purchased without prior consent from the shareholder. In such cases the Managing Director must obtain approval as soon as possible.

f)	Conclusion, amendment and termination of employment contracts, agreements with independent contractors, pension commitments, the granting of participations to employees in the annual profits or turnover of the Company, the conclusion of termination agreements with staff, the development, modification or termination of the Company’s compensation principles, in particular the compensation groups;

g)	Taking of bank credits and loans as well as transfers of ownership by way of security, pledging, assumption of guarantees of any kind or similar obligations or granting of other securities as well as assumption of obligations arising out of notes, in particular the acceptance of notes;

h)	Any transactions which go beyond the ordinary course of business of the Company, as well as any transactions beyond the scope of any business plans adopted by the shareholders;

i)	Accession to or withdrawal from any collective associations (e.g. employer association), as well as the conclusion, amendment and termination of any collective agreements;

j)	Granting, modification and termination of any power of “Prokura” or commercial powers of attorney;

k)	Granting of loans;

l)	Speculative transactions of all kinds;

m)	Any sale of tangible and intangible fixed assets of the Company and the acquisition or alienation of tangible assets of any kind in the amount (exclusive of VAT) equal to more than EUR 10.000 in the individual case, acquisition and alienation of intangible assets of any kind (particularly licenses, industrial property rights, etc.); construction of new buildings or new facilities as well as structural changes, except minor insignificant installations or remodellings;

n)	Changes in the nature of the business and/or the adoption of or revision to a Business Plan for the Business Unit; as defined in Schedule 3.4 and as renewed annually.

o)	Conclusion and amendment of contracts with herself, spouses, relatives or closely connected persons.

3.5	The afore-mentioned transactions requiring approval complement the corresponding provisions in the Articles of Association of the Company; in case of any conflict, the provisions of this Agreement shall prevail.

4.	Remuneration

4.1	Base Salary. The salary of the Managing Director will be paid at the rate of EUR 105.000,00 per annum (the “Base Salary”). The Base Salary is paid at the end of the month by credit transfer at the rate of 1/12th of the Base Salary. The Base Salary cannot be reduced unless part of a company-wide salary reduction. The Base Salary shall be reviewed on the same cycle as the Base Salary for other similarly-situated DTC employees is reviewed.

4.2

Annual Bonus. During the term of this Agreement, the Managing Director shall be eligible for an annual bonus (the “Annual Bonus”). The amount of the Annual Bonus shall be determined by DTC in its capacity as the Company’s sole shareholder according to its discretion reflecting the achievement of targets set out in Schedule 4.2 hereto or as mutually agreed in writing between the Company (represented by DTC) and the Managing Director from time to time. The Annual Bonus shall be equal to the total annual bonus divided by the number of Managing Directors of the Business Unit as defined in schedule 4.3 A (provided, however, that Peter Lippold, for the purpose of this section 4.2 shall be considered a “Managing Director”, if and as long as he is an employee of DTC or any direct or indirect subsidiary of DTC, be it within or outside the Business Unit). The total annual bonus shall be calculated as the sum of the base salaries of the Managing Directors multiplied by the percentage bonus calculated from schedule 4.2. The Annual Bonus shall be paid within two weeks after the parent company files its annual financial statements on Form 10-K with the U.S. Securities Exchange Commission. After expiry of the first three years of the term of this Agreement, a new bonus opportunity and new targets to be achieved are to be agreed upon by the Company (represented by DTC) and the Managing Director in writing. For the avoidance of doubt, if no agreement on a new bonus regulation can be obtained, then the bonus regulation stipulated in this section 4.2 shall not be deemed to be continued.

4.3	Commission. In addition to the Base Salary and the Annual Bonus, the Managing Director shall be eligible for a commission (the “Individual Commission”) to be calculated in accordance with Schedule 4.3 hereto. The Commission shall be paid anually at each anniversary of the Closing Date.

4.4	Stock Option Award. In addition to the Base Salary, the Annual Bonus and the Individual Commission, the Managing Director shall receive a non-statutory option award (the “Option Award”) to acquire up to 20,000 shares of common stock of Company parent, DTC, subject to approval of the same by the DTC Stock Option Committee (the “Committee”) at a duly held Committee meeting to be convened subsequent to, but near, the Closing Date. The shares subject to the Option Award shall vest, so long as the employment of Employee by DTC or one of its subsidiaries continues, in three installments of one-third each on the second, third, and fourth anniversary of the Closing Date set forth in Section 1.1, until fully vested as of the fourth (4th) anniversary of the Option Award’s grant date. The grant date shall be the date the Committee approves the Option Award. The per share exercise price shall be fixed at the closing market price of a share of common stock of Drexler Technology Corporation on the grant date. The Option Award shall be subject to the terms and provisions of the standard DTC stock option agreement and shall be further subject to the complete terms and provisions of the applicable DTC stock option plan.

4.5	Full Consideration. The remuneration provided for in this section 4 shall be deemed full consideration for all services provided under this Agreement, including any services the Managing Director may be required to provide for operational reasons outside the Company’s regular business hours.

4.6	Taxes. As required by law, the Company will pay the corporation portion of any German or American social security payment and the managing director shall be responsible for the employee portion of such payment. The managing director shall be responsible for payment of all income or other taxes on his or her compensation and as required by law, the Company will make applicable withholdings from the Employee’s compensation for income and other taxes.

4.7	Effect of Employment Termination on Payment of Compensation. The Managing Director shall be paid Base Salary as accrued through the effective date of employment termination. However, the Managing Director would not be paid any Bonus or Commission. That is, in order to receive Bonus or Commission, the Managing Director needs to be an employee of the Company on the date of payment. There is no pro ration of Bonus or Commission based upon when employment termination occurs. Bonus and Commission are not earned until paid.

5.	Company Car

5.1	On commencement of the employment as Managing Director, the Managing Director will be allocated a benchmark car equivalent to a Porsche Boxter. This car will he fully expensed for business and private use. For the time being, the Managing Director shall keep the car currently used by him as a company car.

5.2	The Managing Director undertakes to return the car to the Company, in good condition on termination of his employment with the Company or at the Company’s earlier request, e.g. in the event of a release from his duty to work or a revocation of his appointment. The Managing Director shall have no right of retention of the car.

5.3	The Managing Director will in addition be liable for the income tax consequence arising from the value of the private use of the vehicle.

6.	Other Activities

6.1	The Managing Director shall devote his/her full working time and ability and all his/her know-how and experience to the Company’s business. During the term of his/her employment the Managing Director may only be involved in any other activity for remuneration and any activity which normally entitles his/her to remuneration, including any part-time work such as being a member of an advisory or supervisory Board, subject to the explicit prior written consent of the shareholders. The same applies to honorary activities relating to the Company’s business (e.g. offices in trade association).

6.2	Publications, speeches and other scientific or literary activities are permitted, provided they do not adversely affect the Managing Director’s working capacity, do not give rise to the divulging of confidential information of the Company, do not concern activities, experiences or behaviour which would impact to the Company’s detriment.

6.3	During the term of this employment contract the Managing Director shall not have any financial interest in any business entity which is in competition with the Company, or which maintains substantial business relations with the Company. This restriction shall not apply to financial interests in IC Korea and shall furthermore not apply to business relations which do not permit any influence on management and other bodies of the respective business entity.

7.	Expenses and Deductions

The Managing Director shall be entitled to be reimbursed by the Company for all out-of-pocket expenses exclusively and properly incurred in the performance of his or her duties under this Agreement either in accordance with the German statutory travel allowance provisions or upon submission by him or her of appropriate proof of the actual payment of the expenses.

8.	Location

8.1	The place of work of the Managing Director will be at the Company’s office in Ratingen, Germany. However, the Managing Director may be required to work at other locations, in accordance with the reasonable demands of the Company and the needs of the business.

8.2	The Company agrees not to relocate the Managing Director or the Company’s office beyond reasonable commuting distance within the initial five-year-term of this Agreement.

9.	Working Hours

9.1	The normal contractual hours of work are 40 per week, Monday to Friday.

9.2	The Managing Director may also be required to work additional hours in accordance with the reasonable demands of the Company and the needs of the business. The Company also reserves the right to alter or vary the hours as required and the Managing Director will not normally be entitled to overtime payments.

10.	Holiday Entitlement

10.1	The Company’s holiday year runs from January to December. Holidays should be taken by the year end. Holidays are taken by agreement with the other managing directors.

10.2	The paid holiday entitlement of the Managing Director is 30 working days, plus statutory holiday (gesetzliche Feiertage).

10.3	Any entitlement to holiday remaining at the end of a calendar year may only be carried over in accordance with § 7 (3) BurlG.

11.	Absence Reporting Procedures and Sick Pay

11.1	If the Managing Director is absent from work because of illness, he shall advise the other managing directors, or, if no further managing directors are appointed, the shareholders, on the first morning of his/her absence. The Managing Director will be required to produce a doctor’s certificate by the third day of his/her absence, also giving an indication of the likely absence period.

11.2	During periods of absence through sickness or disablement, not itself occasioned through his/her own fault, the Managing Director will receive payment of an amount equivalent to his/her usual salary for up to a maximum of 3 months. Any monies paid by third parties due to his/her inability to work will be set off against such remuneration.

11.3	No salary is paid for unauthorised absence from work.

12.	Company Rules

The Managing Director is expected to conduct himself/herself at all times in a manner befitting his/her status as Managing Director and to act at all times to the benefit of the Company and in its interests. The Company may suspend the Managing Director on full pay during or pending an investigation of any serious matter.

13.	Warranty and Indemnity

13.1	The Managing Director warrants that in accepting employment with the Company and by complying with the terms and conditions of such employment he will not be in breach of any undertakings, agreements, obligations, or duty owed by him/her to any third party whomsoever.

13.2	The Managing Director agrees to indemnify the Company with respect to all or any liabilities or obligations that may arise out of his employment with any previous employer, or its termination whatsoever.

14.	Inventions

The Managing Director is obliged to notify the Company of all inventions within the meaning of the Statute on Employee Inventions (Arbeitnehmererfindungsgesetz). Such notification must be in writing. The Company is entitled within four months of receipt of notification to decide and to notify whether and to what extent the Company wishes to utilise the invention. In the event of such utilisation of the invention the Managing Director will receive remuneration in accordance with the provisions of the Statute on Employee Inventions (Arbeitnehmererfindungsgesetz) by Employees and the Remuneration Directives made under it.

15.	Working Abroad

If the Managing Director works abroad for a temporary period under the terms of this contract the terms and conditions of employment will remain unaltered and governed by the laws of the Federal Republic of Germany.

16.	Collective Agreements

The terms and conditions are not covered by collective agreements.

17.	Confidentiality

17.1	The Managing Director shall not (except in the proper course of his/her duties hereunder) either during his/her employment or after it terminates make use of, or divulge to any person, any confidential information concerning the business or finances of the Company.

17.2	In this Clause, confidential information includes, but is not limited to, the following:

a)	Trade secrets, copyright material, intellectual and other similar property rights in products, designs, developments or compiled information created by the Company, its employees, consultants or others on its behalf;

b)	Information identifying customers for the products or services of the Company and prospective customers to whom the Company has made a presentation or provided a quotation or consultancy in relation to its products or services;

c)	Market research collated or commissioned by the Company for the purpose of identifying markets and/or demand for the products or services of the Company or the new business areas for the Company to enter into;

d)	Information relating to the identify of any company or business considered for acquisition by the Company and information compiled for the purposes of that consideration;

e)	Information relating to the financial status of the Company or any affiliated company and to any proposal to close or dispose of any company within the Company;

f)	Information relating to the marketing of any product or service of the Company and any pricing or similar arrangement in force between the Company and any of its suppliers or customers;

g)	Information relating to the Company’s internal policies, organization, management, future plans and staffing arrangements.

17.3	These restrictions shall cease to apply to information or knowledge which may (otherwise than were occasioned by the Managing Director) become available to the public generally).

17.4	Whenever requested to do so by the Company, and in any event at the Termination Date, the Managing Director shall return to the Company any document or copy document containing confidential information in whatever form that confidential information may be held including, and for the avoidance of doubt, any document held on a computer disc or otherwise recorded by electronic means and whether or not the document but for it holding confidential information would have been his/her personal property.

17.5	No copies of any document holding confidential information shall be retained by the Managing Director after he/she has been requested to return the document or after the Termination Date.

17.6	The obligations imposed by this clause are in addition to and not in substitution for any obligations imposed by law.

18.	Post-Contractual Non competition

The Managing Directors agrees, for a period of one year following the termination of this Agreement, not to work or render services in any way for a company which produces the same products as the jointly developed products, in particular optical cards, not to transact business within the Company’s field of business on his own account or on a third party’s account, and not to acquire a direct or indirect participation in any company being active in the Company’s field of business without the consent of the shareholders.

19.	Company Property

On the termination of the employment for any reason or whenever requested by the Company, the Managing Director shall deliver to the Company originals and copies of all documents, accounts, records, papers and all other property in his/her possession or control which relate in any way to the property of the Company.

20.	Life Insurance

The Company will uphold the direct insurance contract No. 118000040a already entered into with DBV-winterthur (Premium at present: EUR 145,21 per month) in favor of the Managing Director for the term of this Agreement.

21.	Private Medical Insurance

For the term of this Agreement, the Company shall pay the Managing Director a contribution to his/her private health insurance in the amount of the employer’s share that would have to be paid if he/she was subject to compulsory statutory health insurance, however, no more than half of the premium to be paid by the Managing Director for his/her health insurance.

22.	Miscellaneous

22.1	No invalidity or unenforceability of any of these Terms and Conditions shall affect the validity or enforceability of the remainder. In the event that any restriction on or other obligation imposed on the Managing Director hereunder is found to be invalid but would be valid if some part of it were deleted or the period of application reduced, then such restriction or obligation shall be deemed to apply with such modification as may be necessary to make it valid and effective.

22.2	Alterations to this document shall only be valid if made writing and signed by both parties.

22.3	The German version of this Agreement shall be binding and authoritative. The English version is attached for convenience purposes only.

22.4	This Agreement and the rights arising thereunder shall be exclusively governed by the laws of the Federal Republic of Germany.

Place / Ort, Date / Datum

Essen, March 31, 2004 cards & more GmbH
By: Drexler Technology Corporation

Name: Christopher Dyball Title: Co-CEO

/s/ Christopher Dyball

Place / Ort, Date / Datum

Essen, March 31, 2004

The Managing Director:

/s/ Uwe Ludwig

Amendment to Employment Contract

This Amendment to Employment Contract (this “Amendment”) is entered into effective on the later of the dates it is signed under Authorized Signatures below (the “Amendment Effective Date”), by and between Uwe Ludwig (“Managing Director”) and Challenge Card Design Plastikkarten GmbH (“Company”) which is a wholly-owned subsidiary of LaserCard Corporation, formerly known as Drexler Technology Corporation, a Delaware corporation (“DTC” or “LCC”). It amends the Employment Contract (the “Original Agreement”) that they entered on April     , 2004 (the “Closing Date”); all capitalized terms not defined in this Amendment are as defined in the Original Agreement.

1. Amendment of Section 4.3. Section 4.3 of the Original Agreement is hereby amended by replacing the words “commission” or “Commission” with the words “earn-out” or “Earn-Out”, as the case may be. At the end of Section 4.3, the following sentence is hereby added: “Managing Director shall also be eligible for a commission under any corporate-wide Sales Commission Program which may be adopted in the future by LCC in its discretion.”

2. Schedule 4.3 Replacement. Schedule 4.3 of the Original Agreement is hereby replaced effective April 1, 2007, by Amendment Schedule 4.3 and shall govern the Earn Out computed on existing and future programs as of April 1, 2007.

3. No Other Payment Due. Managing Director acknowledges and agrees that as of the Amendment Effective Date, Managing Director had been fully paid all compensation due him under the Original Agreement, including under Section 4.3, except for (a) wages accrued but unpaid since the last pay period, (b) commission on the Italian program as of March 31, 2007, in the aggregate amount of $5,010.00 which is to be shared among all four managing directors as they shall agree among themselves, (c) unpaid expense reimbursement in accordance with LCC policies, and (d) amounts accrued since April 1, 2007, pursuant to Section 2 of this Amendment and Managing Director hereby releases all claims (a) for any other compensation based upon past services to the Company and LCC, including under the Original Agreement and (b) arising from the sale his ownership interest in the Company to LCC.

4. This Amendment is governed by German law and constitutes the entire agreement and understanding between Managing Director and Company concerning its subject matter, superseding all prior agreements and understandings, whether oral or written, concerning its subject matter. Except as amended by this Amendment, the Original Agreement remains in full force and effect.

Authorized Signatures

In order to bind Managing Director, the Company, and LCC to this Amendment, the parties or their duly authorized representatives have signed their names below on the dates indicated.

Managing Director		LCC		Company

By	/s/ Uwe Ludwig	By	/s/ Richardson Haddock	By	/s/ Janssen Werner
	Signature		Signature		Signature

	Uwe Ludwig		Richardson Haddock, CEO		Janssen Werner, M.D.
	Printed Name		Printed Name & Title		Printed Name & Title

	February 24, 2008		February 19, 2008		February 19, 2008
	Date Executed		Date Executed		Date Executed

2

Modification Agreement concerning the Employment Contract dated March 31, 2004,

between

Mr. Uwe Ludwig, Date of Birth March 24, 1964

- hereinafter “Managing Director”-

and

Challenge Card Design Plstikkarten GmbH, as legal successor of cards & more GmbH, Klein

Feldhus 23, 26180

Rastede/Germany

- hereinafter “Company”-

The Employment Contract is modified with effect from October 1st, 2010, as follows:

1. The “Base Salary” pursuant to Nr. 4.1 of the Employment Contract amounts EUR 152,000.00.

2. All other terms and conditions of the Employment Contract remain unchanged.

Mountain View, September 23rd 2010

Challenge Card Design Plastikkarten GmbH

By: LaserCard Corporation

/s/ Robert T. DeVincenzi
Name: Robert T. DeVincenzi
Title: Chief Executive Officer